SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                      FORM
                                     N-8B-2


                               File No. 811-03491


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                February 26, 2003


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940


                               EQUITY FOCUS TRUSTS
                                       and
                     ROBINSON-HUMPHREY ANNUAL THEMES SERIES
                                       and
                        THE COUNTRYFUND OPPORTUNITY TRUST

                      and any other future trusts for which
                   Salomon Smith Barney Inc. acts as Depositor
               ---------------------------------------------------
                               Name of Registrant

                              388 Greenwich Street
                            New York, New York 10013
               ---------------------------------------------------
                   Address and Principal Office of Registrant

   X     Not the issuer of periodic payment plan certificates.
-------

         Issuer of periodic payment plan certificates.
-------

Amended items 1, 2, 3, 4, 6, 7, 25, 28, 29, 48 and 59.



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I.      ORGANIZATION AND GENERAL INFORMATION

               1.     (a)    furnish name of the trust and the Internal Revenue
Service Employer Identification Number.

                               Equity Focus Trusts
                     Robinson-Humphrey Annual Themes Series
                        The CountryFund Opportunity Trust
                  and any other future trusts for which Salomon
                      Smith Barney Inc. acts as depositor.

                  The trust has no Internal Revenue Service Employer Identification Number.

               (b) Furnish title of each class or series of securities issued by the Trust

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--
                               Equity Focus Trusts
                     Robinson-Humphrey Annual Themes Series
                                       or
                        The CountryFund Opportunity Trust

               2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                           Salomon Smith Barney Inc.
                           388 Greenwich Street
                           New York, New York 10013
                           Internal Revenue Service Employer
                           Identification Number: 13-1912900

               3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                                    Trustee:
                                    --------


The Bank of New York                          JPMorgan Chase Bank
101 Barclay Street                            270 Park Avenue
New York, New York  10286                     New York, New York 10017
Internal Revenue Service Employer             Internal Revenue Service Employer
Identification Number:  13-5160382            Identification Number:  13-4994650


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



               4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                           Salomon Smith Barney Inc.
                           388 Greenwich Street
                           New York, New York 10013
                           Internal Revenue Service Employer
                           Identification Number: 13-1912900

               6.     (a)    Furnish the dates of execution and termination of
any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                      Reference is made to the Standard Terms and Conditions of Trust between Salomon Smith Barney Inc., as Depositor, and The Chase Manhattan Bank, as Trustee, dated March 14, 2000, and filed as Exhibit 99.2.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-31514 of Equity Focus Trusts, Global Research Selections, Series 2000-A on March 15, 2000.

                      Substantially identical but separate Reference Trust Indentures will be executed for each Series of Trusts between the Depositor and Trustee. The respective Reference Trust Indentures shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date of each such Trust Series.

               (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                      Reference is made to Item 6(a) above.

               7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never changed, so state.

                 Former Name                          Approximate Date of Change
                 -----------                          --------------------------

E.F. Hutton "Directions" Unit Trust, First                September 2, 1982
Series (And Subsequent Series) (A Unit
Investment Trust)

Directions Unit Investment Trust, First                   September 30, 1982
Series (And Subsequent Series) (A Unit
Investment Trust)


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Shearson Lehman Hutton Unit Trusts,                          March 3, 1988
Directions U.I.T., First Series (And
Subsequent Series)


III.    ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

        Organization and Operations of Depositor

               25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                      Salomon Smith Barney Inc., a New York corporation, was originally incorporated in Delaware in 1960.

               Officials and Affiliated Persons of Depositor

               28.    (a)    Furnish as at latest practicable date the following
information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                      See Form BD No. 8-12324 for Salomon Smith Barney Inc., which is incorporated herein by reference.

               (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                      See Form BD No. 8-12324 for Salomon Smith Barney Inc., which is incorporated herein by reference.

               Companies Owning Securities of Depositor

               29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                      See Form BD No. 8-12324 for Salomon Smith Barney Inc., which is incorporated herein by reference.



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V.      INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

               48. Furnish the following information as to each trustee or custodian of the trust.

               (a)    Name and principal business address.

                      The Bank of New York         JP Morgan Chase Bank
                      101 Barclay Street           270 Park Avenue
                      New York, New York 10286     New York, New York 10286

               (b)    Form of organization

                      Trust Company                Banking Corporation

               (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                      New York                     New York

               (d)    Name of governmental supervising or examining authority.

                      With respect to each trustee: Superintendent of Banks of the State of New York; Federal Deposit Insurance Company; and Board of Governors of the Federal Reserve System.

VIII.   FINANCIAL AND STATISTICAL INFORMATION

               59.    Financial Statements filed herewith:

               (c)(1) Balance Sheet of the Depositor as of the end of its last fiscal year.

                      Incorporated by reference to Form X-17A-5 Part III filed on March 1, 2002 (SEC File Number 8-8177).

               (c)(2) Profit and Loss Statement and Statement of Surplus for the Depositor for its last fiscal year.

                      Incorporated by reference to Form X-17A-5 Part III filed on March 1, 2002 (SEC File Number 8-8177).


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                                   SIGNATURES
                                   ----------

               Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 24th day of February, 2003.

                                    EQUITY FOCUS TRUSTS
                                              and
                                    ROBINSON-HUMPHREY ANNUAL THEMES SERIES
                                              and
                                    THE COUNTRYFUND OPPORTUNITY TRUST

                                    By:     SALOMON SMITH BARNEY INC.


                                            By:  /s/ Kevin E. Kopczynski
                                                 -------------------------------
                                                 Name: Kevin E. Kopczynski
                                                 Title: Director




Attest:  /s/ William Renahan
         ---------------------------
         Name: William Renahan
         Title: VP


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






                                    EXHIBITS
                                    --------

No.            Description
---            -----------


(1)     --     Standard Terms and Conditions of Trust dated March 14, 2000
               (filed as Exhibit 99.2.1 to Amendment No. 1 to Form S-6
               Registration Statement No. 333-31514 of Equity Focus Trusts,
               Global Research Selections, Series 2000-A on March 15, 2000, and incorporated herein by reference).

(6a)    --     Restated Certificate of Incorporation of Salomon Smith Barney
               Inc. (filed as Exhibit 99.1.3.1 to Amendment No. 1 to Form S-6
               Registration Statement No. 333-83314 of Tax Exempt Securities
               Trust, Intermediate Term Trust 46 on April 26, 2002, and incorporated herein by reference).

(6b)    --     By-Laws of Salomon Smith Barney Inc. (filed as Exhibit
               99.1.3.2 to Amendment No. 1 to Form S-6 Registration Statement
               No. 333-83314 of Tax Exempt Securities Trust, Intermediate Term
               Trust 46 on April 26, 2002, and incorporated herein by reference).

(11)    --     Code of Ethics of Salomon Smith Barney Inc. (filed as Exhibit
               99.11.1 to Amendment No. 1 to Form S-6 Registration Statement No.
               333-102557 of Equity Focus Trusts, Blue Chip Stock 2003 Series A,
               Premier American Portfolio on February 6, 2003, and incorporated herein by reference).


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